January 5, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Gabriel Eckstein

Re:	Western Digital Corporation
Registration Statement on Form S-4 (File No. 333-215243)

Dear Mr. Eckstein:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at 10:00 AM (Eastern Time) on January 6, 2017 or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, Western Digital Corporation (the “Company”) and each of the guarantors listed in the Registration Statement (“Guarantors” and, together with the Company, the “Registrants”) acknowledge that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve any of the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sung K. Kang of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2680 or via email at skang@cgsh.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Securities and Exchange Commission, p.2

Very truly yours,

WESTERN DIGITAL CORPORATION

By:	/s/ Mark P. Long
	Name:	Mark P. Long
	Title:	President WD Capital, Chief Strategy Officer and Chief Financial Officer

HGST, INC.
WD MEDIA, LLC
WESTERN DIGITAL (FREMONT), LLC
WESTERN DIGITAL TECHNOLOGIES, INC.

as Guarantors

By:	/s/ Michael C. Ray
	Name:	Michael C. Ray
	Title:	Secretary of HGST, Inc.
Secretary of WD Media, LLC
Vice President and Secretary of Western Digital (Fremont), LLC
Executive Vice President, Chief Legal Officer and Secretary of Western Digital Technologies, Inc.

cc:	Sung K. Kang, Esq.
Cleary Gottlieb Steen & Hamilton LLP